FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of September, 2003

Centerpulse Ltd.
(Translation of registrant’s name into English)

Andreasstrasse 15 CH-8050 Zurich Switzerland
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

Centerpulse Ltd. (“Centerpulse”) is filing this Report on Form 6-K to furnish the media release dated September 1, 2003, regarding the disclosure of shareholdings of InCentive Capital AG, the media release dated September 1, 2003, regarding the disclosure of shareholdings of Smith & Nephew plc and Smith & Nephew Group plc, and the media release dated September 2, 2003 announcing the approval of the Zimmer Holdings Inc. offer by Centerpulse shareholders, which are attached as exhibits 99.1, 99.2 and 99.3, respectively.

Centerpulse hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8 Nos. 333-8300, 333-76280, 333-76282, 333-103944, 333-103945 and 333-103946.

Exhibits

99.1	Media Release dated September 1, 2003, regarding the disclosure of shareholdings of InCentive Capital AG
99.2	Media Release dated September 1, 2003, regarding the disclosure of shareholdings of Smith & Nephew
99.3	Media Release dated September 2, 2003, regarding the approval by Centerpulse shareholders of the Zimmer offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTERPULSE LTD.

	By	/s/ David S. Wise

David S. Wise

Authorized Representative

Date: September 3, 2003

EXHIBIT INDEX

Exhibit	Description

99.1	Media Release dated September 1, 2003, regarding the disclosure of shareholdings of InCentive Capital AG
99.2	Media Release dated September 1, 2003, regarding the disclosure of shareholdings of Smith & Nephew
99.3	Media Release dated September 2, 2003, regarding the approval by Centerpulse shareholders of the Zimmer offer